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                             February 12, 2021

       Stephen T. Chen
       Chief Executive Officer
       Amarillo Biosciences, Inc.
       4134 Business Park Drive
       Amarillo, TX 79110

                                                        Re: Amarillo
Biosciences, Inc
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed January 28,
2021
                                                            File No. 000-20791

       Dear Dr. Chen:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1. Please revise the Information Statement to provide the information required by Item 14 of
                                                        Schedule 14A concerning
your prospective acquisition of Ainos, Inc. and/or prospective acquisition of Ainos
assets. Refer to Item 1 of Schedule 14C and Items 14(a)(3) and
                                                        (a)(1) of Schedule 14A.
In this regard, and without limitation, we note that your proxy and amended Restated
Certificate of Formation indicate that if the transaction were completed:
                                                        (i) you would be
controlled by executive officers and directors who currently control
                                                        Ainos, Inc.; (ii) you
would acquire patent assets as well as personnel from Ainos; (iii)
                                                        your name would change
to "Ainos, Inc."; and (iv) Ainos, Inc. would be expected to
                                                           contribute
additional resources to your business including a new product line of novel
                                                        POCT rapid test kits.

 Stephen T. Chen
FirstName  LastNameStephen
Amarillo Biosciences, Inc. T. Chen
Comapany12,
February   NameAmarillo
             2021         Biosciences, Inc.
February
Page 2 12, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dillon Hagius at (202) 551-7976 or Joe McCann at (202) 551-6262 if
you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      John Junyong Lee